Exhibit 99.1

Nothing in this electronic transmission constitutes or contemplates an offer to buy or the solicitation of an offer to sell securities in the United States or in any other jurisdiction.

This does not constitute and should not be considered as an advertisement, invitation, sale, an offer to sell, offer to purchase, or a solicitation to sell or solicitation to purchase or subscribe for securities (whether to the public or by way of private placement) within the meaning of the (Indian) Companies Act, 2013, as amended from time to time or other applicable laws, regulations and guidelines of India, nor shall it or any part of it form basis of or relied on in connection with any contract, commitment or any investment decision in relation thereto in India. The notes will not be offered or sold, and have not been offered or sold in India by means of any offering document or other document or material relating to the notes, directly or indirectly, to any person or to the public in India. This is not an offer document or an OM or a “private placement offer cum application letter” or a “prospectus” under the (Indian) Companies Act, 2013, as amended from time to time, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended from time to time or any other applicable law in India and no such document will be circulated or distributed to any person in India. This has not been and will not be registered as a “prospectus” or a statement in lieu of prospectus in respect of a public offer, information memorandum or “private placement offer cum application letter” or any other offering material with any registrar of companies in India, the Reserve Bank of India, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India, save and except for any information relating to the notes which is mandatorily required to be disclosed or filed in India under any applicable Indian laws.

Singapore Exchange Securities Trading Limited (“SGX-ST”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement by

Azure Power Solar Energy Private Limited

(incorporated in Mauritius with limited liability)

March 4, 2024

Azure Power Solar Energy Private Limited, a limited liability company incorporated in the Mauritius (the “Company”), hereby announces the early results of its previously announced offer to purchase for cash (the “Tender Offer”), upon terms and subject to the conditions set forth in the Tender Offer Memorandum dated February 16, 2024 (the “Tender Offer Memorandum”), its outstanding 5.65% Senior Notes due 2024 issued by the Company (the “Notes”) issued under the indenture dated September 24, 2019, as supplemented on December 8, 2023 (the “Indenture”). Capitalised terms used but not defined herein shall have the meanings given to them in the Tender Offer Memorandum, which is available on the Tender Offer Website (https://projects.morrowsodali.com/azurepower), subject to eligibility and registration.

Early Results of the Tender Offer

The Tender Offer commenced on February 16, 2024. The Early Tender Deadline expired at 5:00 p.m. (New York City time) on March 1, 2024.

As at the Early Tender Deadline, the Company received valid tenders under the Tender Offer which had not been validly withdrawn in respect of the Notes with an aggregate principal amount outstanding of US$329,231,000, representing approximately 94.04% of the total principal amount outstanding of the Notes.

Tender Consideration

The Tender Consideration for Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline is US$1,000 for each US$1,000 in principal amount of the Notes.

As the Maximum Acceptance Amount was exceeded at the Early Tender Deadline, the Company will accept for purchase the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline in the amount of US$40,000,000 by applying a Scaling Factor of 12.4173%. The principal amount of each Noteholder’s validly tendered Notes in the Tender Offer to be accepted for purchase by the Company will be determined by multiplying such Noteholder’s tendered Notes by the Scaling Factor, rounded down to the nearest U.S.$1,000. If after applying such Scaling Factor and rounding down to the nearest U.S.$1,000, any Noteholder would be entitled to a return of a portion of tendered Notes that is less than the minimum denomination of U.S.$200,000, then the Company has decided in its sole discretion and in accordance with the terms of the Tender Offer to reject all of the Notes tendered by such Noteholder without applying the Scaling Factor. All Notes not accepted as a result of scaling will be returned to the Noteholder on the Early Settlement Date.

Settlement and Notes Remaining Outstanding

Early Settlement Date is expected to be on or about March 8, 2024. Following the Early Settlement Date, US$310,101,000 in aggregate principal amount of the Notes will remain outstanding.

As the Maximum Acceptance Amount was exceeded at the Early Tender Deadline, the Company will not accept for purchase any Notes tendered after the Early Tender Deadline.

The Tender Offer will expire at 5:00 p.m. (New York City time) on March 18, 2024, unless, at the sole discretion of the Company, extended, re-opened, or amended, subject to applicable laws and as provided in the Tender Offer Memorandum.

All correspondence sent to the Information and Tender Agent should be directed to the contact information below. Requests for additional copies of documentation may be directed to the Information and Tender Agent at the e-mail address and telephone number specified on below. Electronic copies of all documents related to the Tender Offer will be made available online at https://projects.morrowsodali.com/azurepower, subject to eligibility and registration.

Requests for information in relation to the Tender Offer should be directed to:
DEALER MANAGER

The Hongkong and Shanghai Banking Corporation Limited
Level 17, HSBC Main Building
1 Queen’s Road Central
Hong Kong
Phone: +852 3941 0223 (Hong Kong)
+44 207 992 6237 (London)

+1 212 525 5552 (New York)

US Toll Free: 1-888-HSBC-4LM
Email: liability.management@hsbcib.com

Requests for information in relation to the procedures for tendering Notes and participating in the Tender Offer and the submission of an electronic instruction or submission should be directed to:
INFORMATION AND TENDER AGENT
Morrow Sodali Limited
In Hong Kong:	In London:	In Stamford:
29/F No. 28 Stanley Street Central Hong Kong Telephone: +852 2319 4130	103 Wigmore Street London W1U 1QS United Kingdom Telephone: +44 20 4513 6933	333 Ludlow Street South Tower, 5th Floor Stamford, CT 06902 United States Telephone: +1 203 658 9457

Email: azurepower@investor.morrowsodali.com

Tender Offer Website: https://projects.morrowsodali.com/azurepower

Should you have any questions, please contact the Information and Tender Agent at the contact details above.

This notice is given by:

Azure Power Solar Energy Private Limited